                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  1  )
                                              ---

                       GENAISSANCE PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  368 67W 105
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                                 (CUSIP Number)

       GINETTE DEPELTEAU, SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
 1981 MCGILL COLLEGE AVENUE, MONTREAL (QUEBEC), H3A 3C7 TEL.: (514) 847-5901
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 13, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 7 Pages

--------------------------
CUSIP No.   221 005 101           13D
--------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*

             WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             MONTREAL (QUEBEC) CANADA
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                                  7      SOLE VOTING POWER
         NUMBER OF
           SHARES                        1,204,090 COMMON SHARES
        BENEFICIALLY         --------------------------------------------------
          OWNED BY                8      SHARES VOTING POWER
            EACH             --------------------------------------------------
         REPORTING                9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                         1,204,090 COMMON SHARES
                             --------------------------------------------------
                                  10     SHARES DISPOSITIVE POWER
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,204,090 COMMON SHARES
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5,33%
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     14      TYPE OF REPORTING PERSON*

             CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

     This statement constitutes an initial filing on Schedule 13D by the SOFINOV Societe financiere d'innovation inc.

ITEM 1 - SECURITY AND ISSUER

     This statement is made with respect to the Commons Shares (the "Shares") of Genaissance Pharmaceuticals, Inc. ("Genaissance"), a Connecticut corporation, the address of the principal executive offices of which is Five Science Park, New Haven, Connecticut, 06511.

ITEM 2 - IDENTITY AND BACKGROUND

     This statement is being filed by SOFINOV Societe financiere d'innovation inc. ("Sofinov"), a legal entity duly incorporated under part 1A of the Companies ACT (Quebec). Sofinov is a parapublic initiative of the Quebec Government which is acting as a venture capital fund.

     The address of Sofinov's principal business and principal office is 1981, avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The names of the directors and executive officers of Sofinov, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Sofinov are set forth in Exhibit A, attached hereto.

     Each of the directors and executive officers named in Exhibit A is a Canadian citizen.

     To the best knowledge of Sofinov, none of the persons listed on Exhibit A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


                               Page 3 of 7 Pages

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The net Can $15,366,525 paid for the 1,204,090 Shares now beneficially owned by Sofinov were obtain from the funds on deposit at Sofinov.

ITEM 4 - PURPOSE OF TRANSACTION

     The Shares reported on herein were acquired for purposes of investment. Sofinov intends to review its investment in Genaissance periodically, and may, depending on relevant economic and financial market conditions and matters relating to Genaissance, either acquire additional Shares or sell Shares. Any subsequent acquisition of such shares by Sofinov may be made by way of market purchases, private placements or otherwise.

ITEM 5 - INTEREST IN SECURITIES OF ISSUER

     a) With recent transactions Sofinov now beneficially owns 1,204,090 Shares, representing 5,33% of the Shares outstanding pursuant to most recently available filing with the Commission. The beneficial ownership of Genaissance by the individuals named in item 2 is set forth to the best of Sofinov's knowledge in Exhibit C attached, when applicable.

     b)  Sofinov has the power to vote and to dispose of the Shares it owns.

     c) The dates and amounts of all transactions in the Shares that were effected by the Sofinov during the past sixty days are set forth in Exhibit B attached hereto.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Genaissance listed in response to this item.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                               Page 4 of 7 Pages

     Sofinov and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understanding or relationship with respect to any securities of Genaissance.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:   List of Executive Officers and Directors of Sofinov

     Exhibit B:   Table of Dates, Number of Shares purchased and price per
                  Share of purchases

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 13, 2000


---------------------------------------
Signature
Ginette Depelteau


---------------------------------------
Corporate Secretary - Director
Name / Title


                               Page 5 of 7 Pages

                                    EXHIBIT A

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

OFFICERS               BUSINESS ADDRESS                                  PRINCIPAL OCCUPATION
Jean-Claude Scraire    Caisse de depot et placement du Quebec                  Chairman
                       1981, Avenue McGill College
                       Montreal (Quebec) H3A 3C7

Denis Dionne           SOFINOV, Societe financiere d'innovation, inc.         President
                       1981, Avenue McGill College
                       Montreal (Quebec) H3A 3C7

Pierre Pharand         SOFINOV, Societe financiere d'innovation, inc.       Vice-President
                       1981, Avenue McGill College
                       Montreal (Quebec) H3A 3C7

Bertrand Lauzon        Caisse de depot et placement du Quebec              Vice-President,
                       1981, Avenue McGill College                       Finance and Control
                       Montreal (Quebec) H3A 3C7

Ginette Depelteau      Caisse de depot et placement du Quebec                 Secretary
                       1981, Avenue McGill College
                       Montreal (Quebec) H3A 3C7


                               Page 6 of 7 Pages

                                    EXHIBIT B

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                         TABLE OF SALES AND PURCHASES OF
                          CUBIST PHARMACEUTICALS, INC.
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
-------------------------------------------------------------------------------
                     PURCHASES              SALES             PRICE PER SHARE
DATE              NUMBER OF SHARES     NUMBER OF SHARES     IN CANADIAN DOLLARS
-------------------------------------------------------------------------------
August 2000
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1                 909,090                                            8.18
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24                 85,000                                           20.18
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25                120,000                                           25.57
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29                 90,000                                           28.35
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29                 25,000                                           28.35
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29                                       25,000                     28.35
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


                               Page 7 of 7 Pages